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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934


                          For the month of: April 2002

                             World Heart Corporation
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               (Exact name of registrant as specified in charter)

                                       N/A
                          -----------------------------
                 (Translation of registrant's name into English)

                                     Ontario
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                         (Jurisdiction of organization)

                     1 Laser Street, Ottawa, Ontario K2E 7V1
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                    (Address of principal executive offices)

                  Registrant's telephone number: (613) 226-4278


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                              Form 20-F X Form 40-F
                                       --           --


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                    Yes       No X
                                        --      --


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-________.

This Form 6-K consists of the following:

1. Press release of World Heart Corporation, dated April 17, 2002, in respect of resumption of pre-clinical trials of HeartSaverVAD.

                                  News Release

For Immediate Release

                        WORLDHEART RESUMES HeartSaverVAD

                              PRE-CLINICAL TRIALS:
                    ON TRACK FOR HUMAN STUDY LATER THIS YEAR


OTTAWA - April 17, 2002 (NASDAQ: WHRT, TSE: WHT) - World Heart Corporation (WorldHeart) today announced that the final series of animal trials for HeartSaverVAD(TM) resumed this week with two implants at U.S. centers. Ten (10) additional implants are planned over the next several weeks. These implants will conclude the in vivo pre-clinical trials. This data will support application for a clinical trial expected to begin in Canada in the fourth quarter of this year.

The HeartSaverVAD(TM) pre-clinical trial program was interrupted in December, 2001 after testing was conducted with 17 animals for durations of 13 to 91 days. Those tests showed excellent results in pathology, biocompatibility and device performance. Irregularities in electrical and data flow through implanted cables and connectors required significant enhancements in design and manufacturing processes of these components to ensure reliability and durability.

"HeartSaverVAD(TM) has demonstrated excellent in vivo results throughout the in vivo trial program," Dr. Tofy Mussivand, Chairman and Chief Scientific Officer of WorldHeart, said. "It has been disappointing to be delayed in completing these trials as a result of the need for improvements in the internal cables and connectors. However, we are pleased to now be able to proceed with the final steps needed to bring HeartSaverVAD(TM) to clinical trials," he said.

HeartSaverVAD(TM) is a pulsatile left ventricle assist device, designed to be fully implanted in the chest to deliver part or all of the pumping action of the left ventricle for life-long use by patients with heart failure. The device responds to the body's changing demand for blood just as the natural heart does, and delivers a pulse of blood with each beat, mirroring the natural heart. HeartSaverVAD(TM) will leave no permanent openings in the skin or tissue and can be remotely powered, monitored and controlled using the patented Transcutaneous Energy Transfer (TET) and proprietary biotelemetry technologies. Recipients are expected to leave the hospital and resume near normal day-to-day activities.

World Heart Corporation, a global medical device company based in Ottawa, Ontario and Oakland, California, is currently focused on the development and commercialization of pulsatile ventricular assist devices. Its Novacor(R) LVAS (Left Ventricular Assist System) is already well established in the marketplace and its next generation technology, HeartSaverVAD(TM), is a fully implantable assist device intended for long-term support of patients with heart failure.

                                                                .../2

Any forward-looking statements in this release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995. Investors are cautioned that all forward-looking statements involve risk and uncertainties, including without limitation, risks in product development and market acceptance of and demand for the Corporation's products, risks of downturns in economic conditions generally, and in the medical devices markets, risks associated with costs and delays posed by government regulation, limitations on third party reimbursement, inability to protect proprietary technology, potential product liability and other risks detailed in the Corporation's filings with the U.S. Securities and Exchange Commission. All financial figures are prepared in accordance with Canadian generally accepted accounting principles (GAAP) and are expressed in Canadian dollars
     - 30 -

For more information:
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Michelle Banning                             Corinna de Beer
Manager, Media Relations                     Manager, Investor Relations
(613) 226-4278, ext: 2995                    (613) 226-4278, ext: 2010
communications@worldheart.com                investors@worldheart.com
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                                    -4-

                                   SIGNATURES


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                             World Heart Corporation


      Date: April 17, 2002                 By: /s/ Ian Malone
                                               ---------------------------------
                                               Name:  Ian Malone
                                               Title: Vice President Finance and
                                                      Chief Financial Officer

                               -5-